UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Amendment Agreement and Final Closing Memorandum

On June 20, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into an amendment agreement and final closing memorandum (the “Closing Memorandum”) with XX Settembre Holding S.r.l., an Italian limited liability company (“XX Settembre”), which amended the sale and purchase and investment agreement, dated December 31, 2024 (the “SPA”), as amended on January 10, 2025 and February 11, 2025 (the “Prior Amendments”), relating to the acquisition of the Italian Serie B football club named Juve Stabia (the “Club”), by the Company, from the Club’s owner and manager, S.S. Juve Stabia S.r.l., an Italian limited liability company (“Juve Stabia”), whose majority shareholder was XX Settembre. The SPA and Prior Amendments were previously disclosed in reports on Form 6-K filed on January 7, 2025, January 10, 2025, and February 13, 2025.

Pursuant to the Closing Memorandum, among other things, (i) the final closing (the “Final Closing”) date was modified from March 31, 2025 to June 20, 2025, (ii) the final stake purchase price was modified from €1,000,000, of which €500,000 was to be paid in cash and €500,000 was to be paid in Class B Ordinary Shares, $0.005 nominal value per share, of the Company (“Class B Ordinary Shares”), to €2,250,000, of which €1,250,000 was to be paid in cash and €1,000,000 was to be paid in Class B Ordinary Shares, (iii) the Company’s acquisition of the issued and outstanding share capital of Juve Stabia (the “Share Capital”) was modified from a total of 51.73% of the Share Capital to a total of 52% of the Share Capital, and (iv) the final share capital increase of Juve Stabia (the “Final Share Capital Increase”) was modified from €1,500,000, of which €3,000 to share capital and €1,497,000 to share premium, to €251,778, of which €1,000 to share capital and €250,778 to share premium. The Company paid the Final Share Capital Increase on June 13, 2025.

Furthermore, the Closing Memorandum removed the bonus payments of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if the Club accessed the promotion playoffs to Serie A in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if the Club was promoted to Serie A at the conclusion of the 2024-25 season.

As a result, at the Final Closing on June 20, 2025, the Company paid XX Settembre €1,250,000 in cash, issued 1,800,000 Class B Ordinary Shares to XX Settembre, and acquired additional Share Capital in Juve Stabia bringing the Company’s aggregate equity ownership to 52% of the Share Capital.

The Closing Memorandum contains customary covenants including those as to due diligence and representations and warranties of the Company and XX Settembre.

The Closing Memorandum is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Closing Memorandum is qualified in its entirety by reference to such exhibit.

Issuance of Press Release

On June 23, 2025, the Company issued a press release announcing the Final Closing. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Amendment Agreement and Final Closing Memorandum, dated June 20, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l.
99.1	Press Release dated June 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer and Chief Financial Officer

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